Exhibit 4.46
Dated this 22nd day of June 2006
Between
WUXI CR MICRO-ASSEMBLY TECH. LTD.
as the manufacturer
And
CHINA RESOURCES LOGIC LIMITED
And
STATS CHIPPAC (BVI) LIMITED
as the manufacturer’s representative
And
STATS CHIPPAC LTD.

MANUFACTURER’S REPRESENTATIVE AGREEMENT

THIS MANUFACTURER’S REPRESENTATIVE AGREEMENT is made on the 22nd day of June 2006
BETWEEN:
(1)	WUXI CR MICRO-ASSEMB TECH. LTD., a company incorporated in the People’s Republic of China and having its registered address at New District Science & Technology Park Ximei Road, B-27, Wuxi 214112, Jiangsu, People’s Republic of China (“ANST”);

(2)	CHINA RESOURCES LOGIC LIMITED (Company Registration No. 19963), a company incorporated in Bermuda and having its principal business address at Rooms 4003-06, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong (“CRL”);

(3)	STATS CHIPPAC (BVI) LIMITED, a British Virgin Islands corporation having its principal place of business at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (“SCBL”); and

(4)	STATS CHIPPAC LTD. (Company Registration No. 199407932D) a company incorporated in Singapore and having its corporate headquarters address at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore (“SCL”),

(collectively, the “Parties” and each a “Party”).
WHEREAS:
(A)	SCBL has agreed to enter into this manufacturer’s representative agreement pursuant to which SCBL shall perform the Services (as defined below) for the benefit of ANST for the consideration and upon the terms and conditions set out in this Agreement.

(B)	CRL has entered into this Agreement to guarantee to and covenant with SCBL the due and punctual performance by ANST of its payment obligations under this Agreement.

(C)	SCL has entered into this Agreement to undertake to procure the due and punctual performance by SCBL of its covenants and obligations under this Agreement.
IT IS AGREED as follows:
1.	DEFINITIONS
1.1	In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Accepted Order” shall have the meaning ascribed to it in Clause 4.2;

“Assets Sale and Purchase Agreement” shall have the meaning ascribed to it in the Subscription Agreement;

“Commissionable Revenues” in relation to a period of time means the aggregate revenues of ANST for assembly and testing services provided by ANST arising from Accepted Orders pursuant to the performance of the Services by SCBL, based on the total amounts invoiced by ANST to the Transfer Customers for such orders during that period (excluding taxes and the value of wafer and chips);

“Commencement Date” means 1 January 2007;

“commercially reasonable efforts” for the purposes of the discharge of SCBL’s obligations under Clause 4.1(b), shall mean such steps to be taken by SCBL as set out in the Schedule;

“Confidential Information” means any information which is proprietary and confidential to a Party including but not limited to the terms and conditions of this Agreement, information concerning or relating in any way whatsoever to its distributorship, franchise or other arrangements, principals, any of the trade secrets or confidential operations, processes or inventions carried on or used by a Party, any information concerning the organisation, business, finances, transactions or affairs of a Party, dealings of a Party, secret or confidential information which relates to the business or Party or any of its principals’, clients or customers’ transactions or affairs, any Party’s technology, designs, documentation, manuals, budgets, financial statements or information, accounts, dealers’ lists, customer lists, marketing studies, drawings, notes, memoranda and the information contained therein, any information therein in respect of trade secrets, technology and technical or other information relating to the development, manufacture, clinical testing, analysis, marketing, sale or supply or proposed development, manufacture, clinical testing, analysis, marketing, sale or supply of any products or services by a Party, and plans for the development or marketing of such products or services and information and material which is either marked confidential or is by its nature intended to be exclusively for the knowledge of the recipient alone;

“Fees” means the fees and commission to be paid by ANST to SCBL for the Services to be calculated and paid in accordance with Clause 6 of this Agreement;

“Joint Venture Agreement” shall have the meaning ascribed to it in the Subscription Agreement;

“MAT” means Micro Assembly Technologies Limited, a company established in the BVI with its registered office at Pasea Estate, Road Town, Tortola, British Virgin Islands;

“PRC” means the People’s Republic of China;

“Related Corporation” means with reference to a corporation, a corporation which is (a) the holding company of the first-mentioned corporation; (b) a subsidiary of the first-mentioned corporation; or (c) a subsidiary of the holding company of the first-mentioned corporation;

“Services” shall have the meaning ascribed to it in Clause 4.1;

“SIAC” means the Singapore International Arbitration Centre;

“SIAC Rules” means the SIAC Arbitration Rules in force at the date of this Agreement;

“Subscription Agreement” means the subscription agreement entered or to be entered into between SCL, CRL, MAT and Wuxi CRM pursuant to which, inter alia, SCL agrees to subscribe for a 25% stake in the enlarged share capital of MAT;

“Transfer Customers” means the existing and future customers referred to ANST by SCL and/or its subsidiaries including without limitation, fabless IC companies, fabless ASIC companies, wafer foundries and test and assembly houses;

“Transfer Customer Confidential Information” means any Confidential Information of or relating to any Transfer Customer;

“Transferred Products” means the PDIP, SOIC, PLCC, TSSOP, MSOP and SSOP product ranges;

“US$” or “US Dollars” means the lawful currency of the United States of America;

“Wuxi CRM” means Wuxi China Resources Microelectronics (Holdings) Limited, a company established in the BVI with its registered office at Pasea Estate, Road Town, Tortola, British Virgin Islands; and

“Year” means a calendar year commencing on 1 January and ending on 31 December.

1.2	Unless the context or the provisions of this Agreement otherwise requires:
(a)	words importing the singular number include the plural number, and vice versa;

(b)	the words “hereof”, “herein”, “hereinafter”, “hereon” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c)	references to Clauses and the Schedule are references to the Clauses of and the Schedule to this Agreement;

(d)	the headings to the Clauses hereof shall not be deemed to be a part thereof or be taken in consideration in the interpretation or construction thereof or of this Agreement;

(e)	references to documents include, amendments, variations, modifications and replacements thereof and supplements thereto;

(f)	references to a Party include its permitted assigns and transferee and its successors in title;

(g)	references to times of day shall (unless otherwise stated) be references to the PRC time;

(h)	references to a day, month or year shall be construed by reference to the Gregorian calendar;

(i)	reference to “this Agreement” shall be deemed to be references to this Manufacturer’s Representative Agreement; and

(j)	the expression “subsidiary” shall mean any company in which a Party directly or indirectly owns more than fifty percent (50%) of such company’s capital and voting rights of such company.
2.	APPOINTMENT OF SCBL
ANST hereby appoints SCBL as its non-exclusive manufacturer’s representative to provide the Services subject to the terms and conditions of this Agreement and SCBL hereby accepts such appointment.
3.	DURATION
This Agreement shall be for a term starting from the Commencement Date and expiring on 31 December 2009 unless terminated earlier in accordance with the terms of this Agreement.

4.	THE SERVICES
4.1	As a manufacturer’s representative, SCBL shall during the term of this Agreement:
(a)	solicit orders from Transfer Customers to be placed directly with ANST; and

(b)	use commercially reasonable efforts to assist ANST in relation to promotional activities and events as set out in the Schedule to this Agreement, collectively, the “Services”.

4.2	Orders from Transfer Customers shall be placed directly with ANST who shall use commercially reasonable efforts to confirm such orders (each such confirmed order an “Accepted Order”) and issue invoices promptly to the Transfer Customers, with copies extended to SCBL.

4.3	For avoidance of doubt, SCBL’s obligations shall be limited strictly to the performance of the Services and SCBL shall under no circumstances be responsible to ANST, any Transfer Customers or any other party for:
(a)	procuring payment of any invoices by Transfer Customers;

(b)	satisfying any orders from Transfer Customers; or

(c)	for any products or services sold or provided to Transfer Customers.
5.	ANST’S OBLIGATIONS
ANST agrees and undertakes that it shall use commercially reasonable efforts to:
(a)	promptly accept and confirm orders from Transfer Customers and issue invoices to Transfer Customers for such orders;

(b)	provide such assistance as SCBL may reasonably require to facilitate the performance by SCBL of the Services, including without limitation, promptly providing SCBL with complete, accurate and updated copies of price lists, delivery schedules and standard terms and conditions of sale and such other information in connection with ANST’s products and services;

(c)	prepare and furnish to SCBL within three (3) days of the end of each quarter, a quarterly report setting out sufficient details of the aggregate Commissionable Revenues for that quarter, in form and substance satisfactory to SCBL; and

(d)	provide SCBL and its officers, employees, representatives and agents (collectively, the “Representatives”) access to all its financial and operating data, books and records as SCBL and/or the Representatives may from time to time require, in connection with verifying the quarterly reports referred to in sub-paragraph (c) above.
6.	FEES, COMMISSION AND EXPENSES
6.1	In consideration of the performance of the Services by SCBL, ANST shall pay the Fees to SCBL on a quarterly basis. The Fees payable each quarter shall be an amount equal to:

(a)	in Year 2007, 4% of the aggregate Commissionable Revenues for that quarter;

(b)	in Year 2008, 4% of the aggregate Commissionable Revenues for that quarter; and

(c)	in Year 2009, 2% of the aggregate Commissionable Revenues for that quarter.
6.2	Without prejudice to Clause 6.1, ANST shall reimburse SCBL for any out-of-pocket costs and expenses incurred by SCBL or its Related Corporation(s) (as the case may be) in the course of performing the Services in relation to which the prior approval in writing of ANST has been obtained.

6.3	All payments due and payable to SCBL pursuant to Clauses 6.1 and 6.2 shall be made in US Dollars without any set-off or counterclaim and free and clear of and without any deduction (save as permitted under Clause 6.4) within five (5) days of the end of each quarter by cheque or such other means as directed by SCBL. Where such payments are disputed, ANST shall continue to pay any disputed amount. If such disputed amount is resolved by agreement between ANST and SCBL, or by an order of court or an arbitral award, in ANST’s favour, SCBL shall repay to ANST such amount agreed between ANST and SCBL or, as the case may be, set out in the order of court or arbitral award.

6.4	If any payments made by ANST to SCBL under this Agreement are subject to withholding tax levied by a governmental authority, ANST may withhold the applicable withholding tax from the relevant payment and remit the balance to SCBL. For the avoidance of doubt, ANST shall be entitled to withhold such withholding tax notwithstanding any disputes in relation to such withholding tax.
7.	GUARANTEE
7.1	In consideration of SCBL agreeing, at the request of CRL and ANST, to enter into this Agreement, CRL hereby guarantees and undertakes to SCBL the due and punctual payment by ANST to SCBL and/or its nominee(s) of all sums which are payable to SCBL and/or its nominee(s) under Clauses 6.1 and 6.2 (the “CRL Guarantee”) and accordingly, in the event that ANST is unable to perform any of its payment obligations under Clauses 6.1 and 6.2 within 60 days after the due date in relation to such payment obligation, CRL shall forthwith perform such obligation to pay.

7.2	The CRL Guarantee is a continuing guarantee and shall remain in full force and effect until all the payment obligations of ANST under Clauses 6.1 and 6.2 shall have been performed in full or discharged and are in addition to and not in substitution for any other rights which SCBL may have under or by virtue of this Agreement. CRL shall not be exonerated or discharged from liability under this guarantee by time being given to ANST by SCBL or by any other indulgence or concession to any person granted by SCBL and time given to ANST by SCBL or any other indulgence or concession granted by SCBL to any person shall not be construed as a waiver of any of the rights of SCBL under this Agreement.

7.3	In consideration of CRL agreeing, at the request of SCL and SCBL, to enter into this Agreement, SCL hereby undertakes to ANST to procure the due and punctual performance by SCBL of its covenants and obligations under Clause 4.1 (the “SCL Undertaking”). The SCL Undertaking is a continuing undertaking and shall remain in full force and effect until all the obligations of SCBL under Clause 4.1 shall have been performed in full or discharged.

8.	NON-SOLICITATION
Each of CRL and ANST jointly and severally covenants with and undertakes to SCBL that it shall not, and shall procure that each of CRL’s subsidiaries shall not, without the prior written consent of SCBL, at any time induce or attempt to induce any person who is at the time of this Agreement or who later becomes an employee of SCL or any of its Related Corporations in their businesses to terminate his or her employment with SCL or its Related Corporations (as the case may be).
9.	INDEPENDENT CONTRACTOR
9.1	In performing the Services and carrying out its obligations under this Agreement, SCBL shall act as an independent contractor and not the agent of ANST, and neither SCBL nor any of its directors, employees or agents shall have any authority to negotiate or enter into contracts on behalf of or otherwise to bind ANST (except where authorised expressly in writing by ANST).

9.2	Nothing in this Agreement shall be deemed to constitute a partnership between the Parties nor constitute SCBL the agent of ANST or otherwise entitle SCBL to have authority to bind ANST for any purpose.
10.	PERFORMANCE OF SERVICES
ANST hereby agrees that SCBL shall be entitled in its discretion to perform its obligations hereunder through one or more of its Related Corporations and such performance shall constitute full discharge by SCBL of such obligations Provided always that SCBL shall remain liable to ANST for the performance of any obligations of SCBL under this Agreement.
11.	INDEMNITY
ANST hereby irrevocably and unconditionally undertakes to fully and effectively indemnify SCBL, its directors, officers and employees, on demand from and against any expense (including, without limitation, legal fees on an indemnity basis), loss, damage, claim or liability whatsoever which SCBL, its directors, officers or employees may incur in connection with loss or damage or injury to persons or property or business arising out of or in connection with any product liability or similar claim arising or resulting from the products or services rendered under or in relation to the Accepted Orders by ANST (save where such loss, damage or injury is attributable to the gross negligence of SCBL or its employees).
12.	TERMINATION
12.1	This Agreement may be terminated at any time by the mutual agreement of ANST and SCBL.

12.2	The termination of this Agreement shall not affect the accrued rights, obligations and liabilities of the respective Parties in respect of or arising out of or in connection with this Agreement as at the date of termination and in particular but without limitation the right by any Party to recover losses, damages, costs and expenses against the other Party.

12.3	In the event of termination or cessation of this Agreement for any reason whatsoever ANST shall pay to SCBL within thirty (30) days of such termination all sums due and payable to SCBL under this Agreement.

13.	ASSIGNMENT
13.1	This Agreement shall be binding upon and enure for the benefit of the permitted successors of the Parties.

13.2	Unless otherwise agreed in writing by the Parties, none of the Parties shall be entitled to assign this Agreement or any of its rights and obligations hereunder except that CRL may assign and transfer its rights and obligations under this Agreement in the manner set out in Clause 13.3 below.

13.3	The Parties acknowledge that CRL may, but shall not be obliged to undertake an internal corporate restructuring exercise involving CRL and its Related Corporations but not involving any change of ultimate shareholding control of CRL (a “Restructuring Exercise”). The Parties hereby agree that notwithstanding Clause 13.2, CRL may (but shall not be obliged to) transfer or assign its rights and obligations under this Agreement to its successor entity pursuant to the Restructuring Exercise (“CRL Successor Entity”) and no consent shall be required from any Party in respect of such assignment or transfer of CRL’s rights and obligations Provided that (i) such CRL Successor Entity’s net asset value (total assets minus total liabilities (excluding shareholders’ equity)) at the time of such assignment or transfer of CRL’s rights and obligations shall not be less than CRL’s net asset value (total assets minus total liabilities (excluding shareholders’ equity)) as of the date of this Agreement, based on CRL’s audited accounts for the financial year ended 31 December 2005; and (ii) not less than one (1) month prior to any such assignment or transfer, CRL has permitted SCBL’s independent external auditors to, at the sole cost and expense of CRL, undertake a limited review of the financial statements of CRL Successor Entity for the sole purpose of determining its net asset value. The opinion of SCBL’s independent external auditors shall be final, conclusive and binding on CRL and SCBL.
14.	CONFIDENTIALITY
14.1	The Parties shall (and shall procure that its agents and where applicable its officers and employees shall) at all times use all reasonable endeavours to keep confidential any Confidential Information which it may acquire in relation to any other Party or in relation to the clients, business or affairs of any other Party and shall not use or disclose such information to any other person except with the consent of that other party or in accordance with the order of a court of competent jurisdiction or of any governmental or regulatory authority (whether in Singapore or elsewhere).

14.2	Notwithstanding Clause 14.1, the confidentiality obligation shall not apply to:
(a)	any information obtained from any Party which becomes generally known to the public, other than by reason of any wilful or negligent act or omission of any Party or any of its agents, advisers, directors, officers, employees or representatives;

(b)	any information which is required to be disclosed pursuant to any applicable laws or to any competent governmental or statutory authority or pursuant to rules or regulations of any relevant regulatory, administrative or supervisory body (including, without limitation, any relevant stock exchange or securities council);

(c)	any information disclosed by any of the Parties to their respective bankers, financial advisers, consultants and legal or other advisers for the purpose of this Agreement;

(d)	any information disclosed by a Party to the directors, officers, employees, agents, advisors or the investors of the Party and/or other subsidiaries of the Party; and

(e)	any information which is Transfer Customer Confidential Information which is subject to confidentiality undertakings entered into between ANST and each such Transfer Customer.
14.3	Without prejudice to the generality of the foregoing, ANST shall, and CRL shall procure that ANST shall, save where the Transfer Customer agrees otherwise:
(a)	use Transfer Customer Confidential Information strictly for ANST’s businesses and operations in outsource foundry assembly and testing; and

(b)	set up “firewalls” and implement other measures and processes to ensure that no Transfer Customer Confidential Information will be leaked outside of ANST and such measures shall include, without limitation, ensuring that the Transfer Customer Confidential Information may only be disclosed to such of the directors, officers or employees of ANST who are directly concerned with the business and operation of ANST and whose knowledge of such information is required for such purpose and who (prior to such disclosure) are bound by a confidentiality undertaking to the same extent as the undertaking contained in this Clause 14.3.
Each of CRL and ANST further acknowledges that SCBL shall be entitled to equitable relief, including injunction, in the event of any breach or threatened breach of the provisions of the undertaking contained in this Clause 14.3.

14.4	Each of CRL and ANST shall jointly and severally hold harmless and indemnify SCBL, its directors, officers, employees and representatives for any costs, claims, demands, losses or liabilities of whatsoever nature arising directly or indirectly out of a breach of Clause 14.3. The aggregate liability of CRL and ANST for any breach of Clause 14.3 of this Agreement, Clause 24.3 of the Joint Venture Agreement and Clause 13.3 of the Assets Sale and Purchase Agreement (the “Confidentiality Obligations”) and all matters relating to or arising in connection with the subject matter of the Confidentiality Obligations, whether based on an action or claim in contract, tort or otherwise, shall not exceed US$5,000,000.

14.5	While the restrictions contained in Clause 14.3 are considered by the Parties to be reasonable in all circumstances, it is recognised that such restrictions may fail for technical reasons unforeseen and accordingly, it is hereby agreed and declared that if any such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of SCL and/or its Related Corporations but would be valid if part of the wording thereof were deleted or the periods (if any) thereof were reduced or the range of activities or areas dealt with thereby were reduced in scope, the said restrictions shall apply with such modifications as may be necessary to make them valid and effective.

14.6	CRL and ANST acknowledge that no right or licence is granted by SCBL in relation to any Transfer Customer Confidential Information.

14.7	The obligations contained in this Clause shall endure, notwithstanding the termination of this Agreement, without limit in point of time except and until any Confidential Information enters the public domain as set out above.

15.	COMMUNICATIONS
15.1	Any notice required to be given by a Party to the other Parties shall be deemed validly served by hand delivery or by telefax or by prepaid registered letter or by a recognised courier service sent to its address or facsimile number given herein or such other address or facsimile number as may from time to time be notified for this purpose. The initial addresses and telefax numbers of the Parties are:

ANST	:	Wuxi CR Micro-Assemb Tech. Ltd.

Fax Number	:	+86 510 5804647

Address	:	14 Liangxi Road, Bin Hu District, Wuxi, Jiangsu Province, PRC

Attention	:	Mr. Zhang Xiao Jian, Director

CRL		China Resources Logic Limited

Fax Number	:	+852 2299 9311

Address	:	Rooms 4003-6, 40/F., China Resources Building, 26 Harbour Road, Wanchai, Hong Kong

Attention	:	Mr. Wang Guoping, Director and Chief Executive Officer

SCBL	:	STATS ChipPAC (BVI) Limited

Fax Number	:	+ 65 6720 7829

Address	:	10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059

Attention	:	Mr. Choong, Chan Yong, Vice President, Corporate Strategy

With a copy to	:	Ms. Taylor, Janet, General Counsel

SCL	:	STATS ChipPAC Ltd.

Fax Number	:	+ 65 6720 7829

Address	:	10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059

Attention	:	Mr. Choong, Chan Yong, Vice President, Corporate Strategy

With a copy to	:	Ms. Taylor, Janet, General Counsel
15.2	Any such notice or communication shall be deemed to have been served:
(a)	if delivered by hand, at the time of delivery; or

(b)	if posted by prepaid ordinary mail, at the expiration of three (3) days after the envelope containing the same shall have been put into the post; or

(c)	if sent by facsimile, upon the receipt by the sender of the transmission report indicating that the notice or communication has been sent in full to the recipient’s facsimile machine, or such other similar medium of receipt; or

(d)	if sent by courier, at the expiration of two (2) days after the package containing the same shall have been received by the relevant courier company.
15.3	In proving such service it shall be sufficient to prove that delivery by hand was made or that the envelope containing such notice or document was properly addressed and posted as a prepaid ordinary mail letter or that the facsimile confirmation note indicates the transmission was successful, or, as the case may be, the package containing such notice or document was properly addressed and sent to the relevant courier company.
16.	COSTS AND EXPENSES
The Parties agree that each shall bear its own costs and expenses in connection with the drafting, preparation and implementation of this Agreement provided that all taxes payable by SCBL arising from the payments received under Clauses 6.1 and 6.2 of this Agreement shall be borne by SCBL.
17.	ENTIRE AGREEMENT
17.1	This Agreement supersedes any other agreement, letter, correspondence (oral or written or expressed or implied) entered into prior to this Agreement in respect of the matters dealt with in this Agreement.

17.2	No amendment of, or addition to, the provisions of this Agreement shall be binding or effective unless it is in writing and signed by the Parties.
18.	SEVERABILITY
Any term, condition, stipulation, provision, covenant or undertaking in this Agreement which is or may become illegal, void, prohibited or unenforceable in any respect under any law shall be ineffective to the extent of such illegality, voidness, prohibition or unenforceability without invalidating the remaining provisions hereof, and any such illegality, voidness, prohibition or unenforceability shall not invalidate or render illegal, void or unenforceable any other term, condition, stipulation, provision, covenant or undertaking herein contained.
19.	WAIVER
Knowledge or acquiescence by any Party of or in any breach of any of the terms, conditions or covenants herein contained shall not operate as or be deemed to be a waiver of such terms, conditions or covenants or any of them and notwithstanding such knowledge or acquiescence, each Party shall be entitled to exercise its respective rights under this Agreement and to require strict performance by the other Parties of the terms, conditions and covenants herein.
20.	FORCE MAJEURE
None of the Parties shall be liable for any delay or default in the performance of its obligations under this Agreement caused by circumstances beyond the control and without the fault or negligence of such Party, including but not restricted to acts of God, acts of the public enemy, perils of navigation, fire, hostilities, war (declared or undeclared), blockade, labour disturbances, strikes, riots, insurrections, civil commotion, earthquakes, accidents or other cause(s) electronically or otherwise beyond the Party’s control. In any of the events mentioned above, the relevant Party shall, for the duration of such event, be relieved of any such obligation under this Agreement as is affected by said event.

PROVIDED that the provisions of this Agreement shall remain in force with regard to all other obligations under this Agreement which are not affected by such event.

AND PROVIDED further that all Parties shall resume their full obligations under this Agreement upon the cessation of such event.
21.	GOVERNING LAW AND ARBITRATION
21.1	This Agreement shall be governed by and construed in accordance with the laws of Singapore.

21.2	The Parties shall use their best efforts promptly and adequately to resolve any dispute or difference which may arise between the Parties touching any matter or thing herein contained or the operation or construction thereof or any matter or thing in any way connected with this Agreement or the rights, duties or liabilities of any Party under or in connection with this Agreement, through amicable consultations, conciliations, mediations or other agreed upon means.

21.3	In case any dispute or difference shall arise between the Parties as to the construction of this Agreement or as to any matter of whatsoever nature arising thereunder or in connection therewith, including any question regarding its existence, validity or termination, such dispute or difference shall be submitted to a single arbitrator to be appointed by the Chairman for the time being of the SIAC. Such submission shall be a submission to arbitration in accordance with the SIAC Rules by which the Parties agree to be so bound. The place of arbitration shall be Singapore and the arbitration shall be conducted wholly in the English language.

21.4	The Parties acknowledge that monetary damages might not be an adequate remedy for the breach by any Party of this Agreement and that in any proceedings brought in accordance with this Clause, any Party may apply for specific performance or injunctive relief or other form of relief including damages in respect of interest and/ or loss of profit that may be granted by the arbitrator or court before which such proceedings are taking place.

21.5	Judgement upon the arbitral award may be rendered by any court of competent jurisdiction and application may be made to any court of competent jurisdiction for a judicial acceptance of the award and an order of enforcement. Insofar as permissible under the applicable laws, the Parties hereby waive all rights to object to any action for judgement or execution on grounds of lack of jurisdiction or on the merits of the claim or on any other ground available which may be brought before the relevant court on an arbitration award or a judgment rendered thereon.
22.	MISCELLANEOUS
22.1	This Agreement may be executed in any number of counterparts or duplicates each of which shall be an original, but such counterparts or duplicates shall together constitute but one and the same agreement.

22.2	This Agreement is made out in six (6) originals in Chinese and four (4) originals in English. Both language versions shall have equal legal force provided that if there is a conflict between them the English version shall take precedence.

22.3	Time wherever mentioned shall be of the essence of this Agreement, both as regards the dates and periods specifically mentioned and as to any dates and periods which may by agreement in writing between the Parties be substituted for them.

22.4	Each of the Parties shall do and execute or procure to be done and executed all such further acts deeds things and documents as may be necessary to give effect the terms of this Agreement.

22.5	The Contract (Rights of Third Parties) Act, Chapter 53B of Singapore (the “Act”) shall not under any circumstances apply to this Agreement and any person who is not a party to this Agreement (whether or not such person shall be named, referred to, or otherwise identified in, or form part of a class of persons so named, referred to or identified in, this Agreement) shall have no right whatsoever under the Act to enforce this Agreement or any of its terms, but this does not affect any right or remedy of a third party which exists or is available apart from the Act.

SCHEDULE
DEFINITION OF “COMMERCIALLY REASONABLE EFFORTS” BY SCBL FOR THE
PURPOSES OF CLAUSE 4.1(b) OF THIS AGREEMENT
Devote adequate time and effort to promote the services provided by ANST in respect of the Transferred Products through the following activities:
1.	Provide assistance to ANST in promotional activities such as sales calls, trade shows, product presentations and other activities of ANST with respect to the services provided by ANST in respect of the Transferred Products.

2.	Provide liaison & support to Transfer Customers as are reasonable to promote the goodwill of ANST.

3.	Provide a 6 monthly rolling sales forecast to ANST, on a monthly basis.

4.	Assist ANST in the resolution of complaints from Transfer Customers and issue resolution regarding the services provided by ANST in respect of the Transferred Products or ANST’s performance.

IN WITNESS WHEREOF the Parties have hereunto set their hands.

CRL

SIGNED by Wang Guoping for and on behalf of CHINA RESOURCES LOGIC LIMITED in the presence of:	) ) ) ) )	/s/ Wang Guoping

Name: Title:
Name: Title:

ANST

SIGNED by Wang Guoping for and on behalf of WUXI CR MICRO-ASSEMB TECH. LTD. in the presence of:	) ) ) ) )	/s/ Wang Guoping

Name: Title:
Name: Title:

SCBL

SIGNED by Tan Lay Koon for and on behalf of STATS CHIPPAC (BVI) LIMITED in the presence of:	) ) ) ) )	/s/ Tan Lay Koon

Name: Title:
Name: Title:

SCL

SIGNED by Tan Lay Koon for and on behalf of STATS CHIPPAC LTD. in the presence of:	) ) ) ) )	/s/ Tan Lay Koon

Name:
Title:
Name: Title: